SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WILSHIRE ENTERPRISES, INC.
(Name of Subject Company (Issuer))

WILSHIRE ENTERPRISES, INC. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $1.00 par value
(including the associated preferred share purchase rights)
(Title of Class of Securities)

971889100
(CUSIP Number of Class of Securities)

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, NJ 07102
(201) 420-2796
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Dennis J. Block, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-5555

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$8,000,000	$446.40

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 4,000,000 shares of common stock, $1.00 par value, at the price of $2.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $446.40	Filing Party: Wilshire Enterprises, Inc.

Form or Registration No.: Schedule TO	Date Filed: August 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed by Wilshire Enterprises, Inc., a Delaware corporation (“Wilshire” or the “Company”), in connection with the offer by Wilshire to purchase up to 4,000,000 shares of its common stock, $1.00 par value per share, including the associated preferred share purchase rights issued under the Qualified Offer Plan Rights Agreement, dated as of December 4, 2008, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Common Stock”), at a purchase price of $2.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated August 10, 2009, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO filed by the Company with the Securities and Exchange Commission on August 10, 2009.

The information in the Schedule TO, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

The last paragraph of the section of the Offer to Purchase titled “The Offer – 6. Conditions of the Offer” is hereby amended and restated in its entirety as follows:

All conditions to the Offer, other than the receipt of governmental approvals, must be satisfied or waived by the Company prior to the expiration of the Offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right prior to the expiration of the Offer, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer. In the event that we become aware that a condition has failed, or will necessarily fail, prior to the expiration of the Offer, we will promptly notify you, which notification may be made by a press release, whether we will waive such condition and proceed with the Offer or terminate the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date of the Offer. All conditions will be satisfied or waived on or prior to the expiration of the Offer. See “The Offer – 11. Extension of the Offer; Termination; Amendment”.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Items 5(b) and 5(c) of the Schedule TO are hereby amended and supplemented as follows:

The section of the Offer to Purchase titled “Special Factors – 2. Background of the Offer” is hereby amended by adding the following to the end of  the eighth paragraph on page 15 thereof:

The Company agreed to not close the tender offer earlier than August 19, 2009 in order to permit the Full Value Group to tender all of the shares of Company Common Stock owned by it in the Offer without being subject to disgorgement of profits pursuant to Section 16 of the Exchange Act.

Item 10.  Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

The section of the Offer to Purchase titled “The Offer – 9. Certain Information Concerning Us” is hereby amended by adding the following:

Summary Historical Consolidated Financial Data.  The following summary historical consolidated financial information has been derived from our consolidated financial statements for the years ended December 31, 2008 and 2007 and from our unaudited consolidated financial statements for the quarterly periods ended June 30, 2009 and 2008 and, in the opinion of management, includes all adjustments that are necessary for a fair presentation of the financial position and results of operations for such periods. The summary information should be read in conjunction with the consolidated financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year. Copies of these reports may be obtained as described in this document.

	As of June 30,		As of December 31,
	(In thousands)		(In thousands)
Financial Highlights	2009	2008	2008	2007
Current assets	$16,449	$17,676	$17,297	$17,765
Total assets	42,079	44,036	43,343	45,384
Current liabilities	3,021	7,202	7,214	3,107
Debt	28,284	28,094	27,845	28,364
Stockholders' equity	10,669	12,486	11,976	13,136
Weighted average shares outstanding:
Basic	8,051	7,922	7,924	7,922
Diluted	8,051	7,922	7,924	7,922

	For the Six Months Ended June 30,		For the Year Ended December 31,
	(In thousands of dollars except per share amounts)
	2009	2008	2008	2007
Revenues	$4,540	$4,574	$9,203	$9,420
Costs and expenses:
Operating expenses	2,783	2,904	5,892	5,863
Depreciation	586	618	1,188	1,368
General and administrative	2,165	1,797	3,816	3,617
Total costs and expenses	5,534	5,319	10,896	10,848
Dividend and interest income	25	272	415	540
Sale of marketable securities	—	(553)	(188)	—
Other income	2	1	—	36
Interest expense including amortization of deferred financing costs	(866)	(893)	(1,776)	(1,837)
Loss before provision for taxes	(1,833)	(1,918)	(3,242)	(2,689)
Income tax benefit	(679)	(739)	(1,343)	(1,321)
Loss from continuing operations	(1,154)	(1,179)	(1,899)	(1,368)
Discontinued operations - real estate	(240)	387	538	476
Net income (loss)	$(1,394)	$(792)	$(1,361)	$(892)
Basic earnings (loss) per share:
Continuing operations	$(0.14)	$(0.15)	$(0.24)	$(0.17)
Discontinued operations	(0.03)	0.05	0.07	0.06
Net income (loss) per share	$(0.17)	$(0.10)	$(0.17)	$(0.11)
Diluted earnings (loss) per share:
Continuing operations	$(0.14)	$(0.15)	$(0.24)	$(0.17)
Discontinued operations	(0.03)	0.05	0.07	0.06
Net income (loss) per share	$(0.17)	$(0.10)	$(0.17)	$(0.11)

Other selected data (1):
Book value per share	$1.33	$1.58	$1.51	$1.66
Equity to asset at period end	25.4%	28.4%	27.6%	28.9%
Average equity to average assets ratio
(Average equity divided by average
total assets)	26.5%	28.7%	28.3%	29.3%
Return on average assets (net loss divided by average total assets)	-6.5%	-3.5%	-3.1%	-1.9%
Return on average equity (net loss divided by average equity)	-24.6%	-12.4%	-10.8%	-6.6%

(1)	Ratios for the six month period have been annualized

Item 12.  Exhibits.

Item 12 of the original Schedule TO is hereby amended and supplemented by adding the following exhibit:

(c)(3)	Management forecast income statement for the six months ending December 31, 2009.

Item 13.  Information Required by Schedule 13E-3.

Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.

Schedule 13e-3, Items 7(a)-(d) of the Schedule TO are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Special Factors – 2. Background of the Offer” as described under Item 5 above.

Schedule 13e-3, Items 7(b)-(d) of the Schedule TO are hereby further amended and supplemented as follows:

The section of the Offer to Purchase titled “Special Factors – 3. Fairness of the Offer” is hereby amended by adding the following after the last bullet point under the subsection titled “Advantages of Offer”:

•	The size, timing and price of the Offer were negotiated at arm’s length with a third party, the Full Value Group. See “Special Factors – 2. Background of the Offer”.

The section of the Offer to Purchase titled “Special Factors – 3. Fairness of the Offer” is hereby amended by adding the following after the last bullet point under the subsection titled “Disadvantages of Offer”:

•
The purchase price of $2.00 per share in the Offer is less than the upper end of the valuation range in the discounted cash flow analysis prepared by TM Capital, which yielded a per share value as high as $2.61 per share.

•	The purchase price of $2.00 per share in the Offer is below the range indicated by the LTM NOI and Average NOI analyses produced by TM Capital.

•
The purchase price of $2.00 per share in the Offer is less than the upper end of the valuation range in the property sale analysis prepared by TM Capital, which yielded a per share value as high as $2.56 per share.

•	The Board of Directors did not consider the going concern, liquidation value or net book value per share.

Schedule 13e-3, Item 8. Fairness of Transaction.

Schedule 13e-3, Items 8(b)-(f) of the Schedule TO are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Special Factors – 2. Background of the Offer” as described under Item 5 above.

Schedule 13e-3, Items 8(a)-(f) of the Schedule TO are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Special Factors – 3. Fairness of the Offer” as described under Item 7 above.

Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

Schedule 13e-3, Item 9 of the Schedule TO is hereby amended and supplemented as follows:

The “Management forecast income statement for the six months ending December 31, 2009” has been included as Exhibit (c)(3) to this Schedule TO. This document will be made available for inspection and copying at the principal executive offices of Wilshire during its regular business hours by any interested stockholder, or representative of a stockholder designated as such, in writing. Wilshire will also provide copy of this documents to any interested stockholder or their representative who has been so designated in writing upon written request and at the expense of the requesting stockholder.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WILSHIRE ENTERPRISES, INC.

Date: August 19, 2009	By:	/s/ Sherry Wilzig Izak
Name: Sherry Wilzig Izak
Title: Chairman of the Board and Chief Executive Officer

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 10, 2009.*

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Press Release, dated August 10, 2009.*

(c)(1)	Opinion of TM Capital Corp., dated August 7, 2009 (included as Annex I to the Offer to Purchase).*

(c)(2)	Presentation to the Board of Directors by TM Capital Corp., dated August 7, 2009.*

(c)(3)	Management forecast income statement for the six months ending December 31, 2009.**

(d)(1)
Qualified Offer Plan Rights Agreement, dated as of December 4, 2008, between Wilshire Enterprises, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2008).

(d)(2)
Wilshire Enterprises, Inc. 1995 Stock Option and Incentive Plan (incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(3)
Wilshire Enterprises, Inc. 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit B of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(4)
Wilshire Enterprises, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Appendix C of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(5)
Wilshire Enterprises, Inc. 2004 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix D of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(6)
Letter Agreement, dated as of September 4, 2007, between Wilshire Enterprises, Inc. and Frank Elenio (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2007).

(d)(7)
Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated as of March 29, 2004 (incorporated by reference to Exhibit 10.94 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(d)(8)
Amendment to Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated December 31, 2008, in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(9)
Employment Agreement, dated as of December 8, 2008, between Wilshire Enterprises, Inc. and Kevin B. Swill (incorporated by referenced to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2008).

(d)(10)
Form of Indemnification Agreement of Directors and Chief Financial Officer (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2007).

(d)(11)
Settlement Agreement, dated as of April 2, 2009 among Wilshire Enterprises, Inc., Bulldog Investors, Full Value Partners, L.P. and certain of their affiliates (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2009).

*	Previously filed on Schedule TO on August 10, 2009.
**	Filed herewith.